No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended June 30, 2009 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: September 18, 2009

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2009

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2009 and March 31, 2009

	Yen (millions)
Assets	June 30, 2009	March 31, 2009
	unaudited	audited
Current assets:
Cash and cash equivalents	¥814,473	¥690,369
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,372 million at June 30, 2009 and ¥7,455 million at March 31, 2009 (note 5)	799,068	854,214
Finance subsidiaries-receivables, net (notes 2 and 5)	1,093,851	1,172,030
Inventories (notes 3 and 5)	1,074,806	1,243,961
Deferred income taxes (note 6)	172,797	198,158
Other current assets (notes 4 and 8)	496,189	462,446

Total current assets	4,451,184	4,621,178

Finance subsidiaries-receivables, net (notes 2 and 5)	2,415,620	2,400,282

Investments and advances:
Investments in and advances to affiliates	500,149	505,835
Other, including marketable equity securities (note 4)	152,385	133,234

Total investments and advances	652,534	639,069

Property on operating leases:
Vehicles	1,614,744	1,557,060
Less accumulated depreciation	284,357	269,261

Net property on operating leases	1,330,387	1,287,799

Property, plant and equipment, at cost (note 5):
Land	473,563	469,279
Buildings	1,480,607	1,446,090
Machinery and equipment	3,185,812	3,133,439
Construction in progress	177,150	159,567

	5,317,132	5,208,375
Less accumulated depreciation and amortization	3,150,060	3,060,654

Net property, plant and equipment	2,167,072	2,147,721

Other assets (notes 6 and 8)	749,950	722,868

Total assets	¥11,766,747	¥11,818,917

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2009 and March 31, 2009

	Yen (millions)
Liabilities and Equity	June 30, 2009	March 31, 2009
	unaudited	audited
Current liabilities:
Short-term debt	¥1,567,767	¥1,706,819
Current portion of long-term debt	796,061	977,523
Trade payables:
Notes	30,591	31,834
Accounts	637,336	674,498
Accrued expenses (note 10)	507,534	562,673
Income taxes payable	20,631	32,614
Other current liabilities (note 8)	289,519	251,407

Total current liabilities	3,849,439	4,237,368

Long-term debt, excluding current portion	2,227,631	1,932,637
Other liabilities (note 10)	1,507,954	1,518,568

Total liabilities	7,585,024	7,688,573

Equity:
Honda Motor Co., Ltd. shareholders’ equity (note 7):
Common stock, authorized 7,086,000,000 shares at June 30, 2009 and at March 31, 2009; issued 1,834,828,430 shares at June 30, 2009 and at March 31, 2009	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	44,056	43,965
Retained earnings	5,092,220	5,099,267
Accumulated other comprehensive income (loss), net (note 4)	(1,262,373)	(1,322,828)
Treasury stock, at cost 20,221,498 shares at June 30, 2009 and 20,219,430 shares at March 31, 2009	(71,717)	(71,712)

Total Honda Motor Co., Ltd. shareholders’ equity	4,060,782	4,007,288

Noncontrolling interests (note 7)	120,941	123,056

Total equity (note 7)	4,181,723	4,130,344

Commitments and contingent liabilities (note 10)
Total liabilities and equity	¥11,766,747	¥11,818,917

See note 1(c)1.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended June 30, 2008 and 2009

	Yen (millions)
	June 30, 2008	June 30, 2009
	unaudited	unaudited
Net sales and other operating revenue	¥2,867,221	¥2,002,212

Operating costs and expenses:
Cost of sales	2,051,325	1,553,824
Selling, general and administrative	468,273	321,632
Research and development	137,147	101,592

	2,656,745	1,977,048

Operating income	210,476	25,164

Other income:
Interest	10,841	4,828
Other (notes 4 and 9)	19,401	686

	30,242	5,514

Other expenses:
Interest	6,152	3,811
Other (notes 4 and 9)	10,342	21,409

	16,494	25,220

Income before income taxes and equity in income of affiliates	224,224	5,458

Income tax (benefit) expense (note 6):
Current	37,718	13,178
Deferred	44,552	(2,679)

	82,270	10,499

Income (loss) before equity in income of affiliates	141,954	(5,041)

Equity in income of affiliates	38,193	14,243
Net income	180,147	9,202

Less: Net income attributable to noncontrolling interests	6,750	1,642

Net income attributable to Honda Motor Co., Ltd.	¥173,397	¥7,560

	Yen
	June 30, 2008	June 30, 2009
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13(b)):	¥95.56	¥4.17

See note 1(c).

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended June 30, 2008 and 2009

	Yen (millions)
	June 30, 2008	June 30, 2009
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥180,147	¥9,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	100,720	100,707
Depreciation of property on operating leases	39,728	59,738
Deferred income taxes	44,552	(2,679)
Equity in income of affiliates	(38,193)	(14,243)
Dividends from affiliates	5,817	38,796
Provision for credit and lease residual losses on finance subsidiaries-receivables	15,682	11,406
Impairment loss on investments in securities	327	—
Impairment loss on long-lived assets and goodwill excluding property on operating leases	3,577	—
Impairment loss on property on operating leases	1,266	1,413
Loss (gain) on derivative instruments, net	(11,346)	(16,141)
Decrease (increase) in assets:
Trade accounts and notes receivable	88,139	86,531
Inventories	(53,683)	196,338
Other current assets	38,062	(1,760)
Other assets	1,923	3,828
Increase (decrease) in liabilities:
Trade accounts and notes payable	(76,707)	(28,732)
Accrued expenses	(66,141)	(60,694)
Income taxes payable	(5,333)	(15,081)
Other current liabilities	38,488	76,052
Other liabilities	32,727	(26,211)
Other, net	(9,216)	(12,337)

Net cash provided by operating activities	330,536	406,133

Cash flows from investing activities:
Increase in investments and advances	(145)	(10,180)
Decrease in investments and advances	726	162
Proceeds from sales of available-for-sale securities	1,191	1,509
Payments for purchases of held-to-maturity securities	(10,152)	—
Proceeds from redemptions of held-to-maturity securities	10,455	—
Capital expenditures	(178,118)	(128,946)
Proceeds from sales of property, plant and equipment	6,753	5,135
Acquisitions of finance subsidiaries-receivables	(907,066)	(316,417)
Collections of finance subsidiaries-receivables	624,750	392,612
Sales (purchases) of finance subsidiaries-receivables, net	135,457	(21,942)
Purchases of operating lease assets	(217,671)	(158,517)
Proceeds from sales of operating lease assets	13,021	31,027

Net cash used in investing activities	(520,799)	(205,557)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	78,433	(172,379)
Proceeds from long-term debt	406,322	456,431
Repayments of long-term debt	(234,790)	(347,876)
Dividends paid (note 11(a))	(39,921)	(14,516)
Dividends paid to noncontrolling interests	(3,480)	(8,366)
Sales (purchases) of treasury stock, net	1	(5)

Net cash provided by (used in) financing activities	206,565	(86,711)

Effect of exchange rate changes on cash and cash equivalents	(17,327)	10,239

Net change in cash and cash equivalents	(1,025)	124,104

Cash and cash equivalents at beginning of the period	1,050,902	690,369

Cash and cash equivalents at end of the period	¥1,049,877	¥814,473

See note 1(c).

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2009 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2009. Consolidated financial statements for the year ended March 31, 2009 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months ended June 30, 2009 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

1.	Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. This statement requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Honda adopted SFAS No. 160 effective April 1, 2009. Upon the adoption of SFAS No. 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, presentation of consolidated statements of income and cash flows has been changed. As the presentation and disclosure requirements of SFAS No. 160 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the three months period ended June 2009. The adoption of SFAS No. 160 did not have a material impact on the Company’s consolidated financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Adjustment resulting from change in fiscal year-end of a subsidiary

During the fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principle and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was ¥6,214 million. Honda adjusted its consolidated financial statements as of and for the three months ended June 30, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the three months ended June 30, 2009. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(e)	Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the three month ended June 30, 2008 and for the year ended March 31, 2009 to conform to the presentation used for the three months ended June 30, 2009.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	June 30, 2009	March 31, 2009
Finance subsidiaries-receivables
Allowance for credit losses	¥37,006	¥35,617
Allowance for losses on lease residual values	11,125	20,393

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Inventories

Inventories at June 30, 2009 and March 31, 2009 are summarized as follows:

	Yen (millions)
	June 30, 2009	March 31, 2009
Finished goods	¥698,570	¥830,973
Work in process	43,588	45,196
Raw materials	332,648	367,792

	¥1,074,806	¥1,243,961

(4) Investments and Advances-Other

Investments and advances at June 30, 2009 and March 31, 2009 consist of the following:

	Yen (millions)
	June 30, 2009	March 31, 2009
Current
Corporate debt securities	¥113	¥235
Government bonds	1,000	1,000
Money Market Fund (non-marketable)	2,490	3,913
Advances	1,243	473
Other	10,000	—

	¥14,846	¥5,621

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	June 30, 2009	March 31, 2009
Noncurrent
Auction rate securities (non-marketable)	¥8,744	¥9,906
Marketable equity securities	78,638	54,807
Government bonds	1,999	1,999
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	10,719	13,824
Guaranty deposits	28,393	28,755
Advances	1,703	1,717
Other	20,189	20,226

	¥152,385	¥133,234

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to marketable securities at June 30, 2009 and March 31, 2009 is summarized below:

	Yen (millions)
	June 30, 2009	March 31, 2009
Available-for-sale
Cost	¥34,371	¥34,331
Fair value	78,638	54,807
Gross unrealized gains	45,967	23,531
Gross unrealized losses	1,700	3,055

Held-to-maturity
Amortized cost	¥3,112	¥3,234
Fair value	3,200	3,320
Gross unrealized gains	88	86
Gross unrealized losses	—	—

Maturities of debt securities classified as held-to-maturity at June 30, 2009 are as follows:

Yen (millions)
Due within one year	¥1,113
Due after one year through five years	—
Due after five years through ten years	1,999

Total	¥3,112

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for the three months ended June 30, 2009 and the year ended March 31, 2009 are ¥3 million net losses and ¥4,308 million net losses, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at June 30, 2009 and March 31, 2009 are as follows:

	Yen (millions)
	June 30, 2009		March 31, 2009
	Fair value	Unrealized gains (losses)	Fair value	Unrealized gains (losses)
Available-for-sale
Less than 12 months	¥2,710	¥(611)	¥7,190	¥(2,556)
12 months or longer	1,768	(1,089)	494	(499)

	¥4,478	¥(1,700)	¥7,684	¥(3,055)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5) Pledged Assets

Pledged assets at June 30, 2009 and March 31, 2009 are as follows:

	Yen (millions)
	June 30, 2009	March 31, 2009
Trade accounts and notes receivable	¥4,448	¥—
Inventories	7,799	—
Property, plant and equipment	21,729	24,750
Finance subsidiaries-receivables	141,933	—

Starting in the period ended June 30, 2009, as the special purpose entity (SPE) established and utilized in the securitization did not meet the criteria for qualified special purpose entity anymore, our finance subsidiary in the United States has consolidated the SPE as variable interest entity (VIE). In addition, our finance subsidiary treated the securitization transactions with such SPE that no longer meet the transfer requirement as secured financing transactions. As a result, the finance subsidiaries-receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements.

Because the changes of account treatment in securitization and consolidation of VIE, except for the increase in finance subsidiaries-receivables which are subject to collateral and related secured debt obligations, do not have a material impact on the Company’s consolidated financial positions or results of operations, we have omitted the certain disclosures required by U.S. generally accepted accounting principles.

(6) Income Taxes

Because of operating losses for the quarter ended June 30, 2009, certain subsidiaries of the Company have recorded valuation allowances over their deferred tax assets as of June 30, 2009. Due primarily to this accounting treatment, the effective tax rates of Honda for the quarter ended June 30, 2009 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2010.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Equity

The change in equity for the three months ended June 30, 2008 and 2009 are as follows (see note 1(c)2):

For the three months ended June 30, 2008

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥4,544,265	¥141,806	¥4,686,071

Adjustment resulting from change in fiscal year-end of a subsidiary, net of tax	6,214	—	6,214

Adjusted balances at March 31, 2008	¥4,550,479	¥141,806	¥4,692,285

Dividends paid to Honda Motor Co., Ltd. shareholders	(39,921)	—	(39,921)
Dividends paid to noncontrolling interests	—	(3,480)	(3,480)

Comprehensive income (loss):
Net income	173,397	6,750	180,147
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	75,891	(4,101)	71,790
Unrealized gains (losses) on marketable securities, net	449	65	514
Unrealized gains (losses) on derivative instruments, net	(492)	—	(492)
Pension and other postretirement benefits adjustments	2,425	20	2,445

Total comprehensive income (loss)	251,670	2,734	254,404

Purchase of treasury stock	(10)	—	(10)
Reissuance of treasury stock	11	—	11

Balance at June 30, 2008	¥4,762,229	¥141,060	¥4,903,289

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended June 30, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥4,007,288	¥123,056	¥4,130,344

Dividends paid to Honda Motor Co., Ltd. shareholders	(14,516)	—	(14,516)
Dividends paid to noncontrolling interests	—	(8,366)	(8,366)

Comprehensive income (loss):
Net income	7,560	1,642	9,202
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	46,479	4,538	51,017
Unrealized gains (losses) on marketable securities, net	13,694	28	13,722
Unrealized gains (losses) on derivative instruments, net	—	—	—
Pension and other postretirement benefits adjustments	282	43	325

Total comprehensive income (loss)	68,015	6,251	74,266

Purchase of treasury stock	(6)	—	(6)
Reissuance of treasury stock	1	—	1

Balance at June 30, 2009	¥4,060,782	¥120,941	¥4,181,723

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Fair Value Measurement

Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This statement establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of June 30, 2009.

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥36,962	¥36,962	¥—	¥36,962
Derivative instruments
Foreign exchange instruments (note 9)	—	86,212	—	86,212	—	—
Interest rate instruments (note 9)	—	33,727	1,844	35,571	—	—

Total derivative instruments	—	119,939	1,844	121,783	(52,773)	69,010

Available-for-sale securities	78,638	2,490	8,744	89,872	—	89,872

Total	¥78,638	¥122,429	¥47,550	¥248,617	¥(52,773)	¥195,844

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(11,998)	¥—	¥(11,998)	¥—	¥—
Interest rate instruments (note 9)	—	(89,872)	(43)	(89,915)	—	—

Total derivative instruments	—	(101,870)	(43)	(101,913)	52,773	(49,140)

Total	¥—	¥(101,870)	¥(43)	¥(101,913)	¥52,773	¥(49,140)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 31, 2009.

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥45,648	¥45,648	¥—	¥45,648
Derivative instruments
Foreign exchange instruments (note 9)	—	71,735	—	71,735	—	—
Interest rate instruments (note 9)	—	51,818	2,437	54,255	—	—

Total derivative instruments	—	123,553	2,437	125,990	(68,251)	57,739

Available-for-sale securities	54,807	3,913	9,906	68,626	—	68,626

Total	¥54,807	¥127,466	¥57,991	¥240,264	¥(68,251)	¥172,013

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(25,880)	¥—	¥(25,880)	¥—	¥—
Interest rate instruments (note 9)	—	(114,406)	(143)	(114,549)	—	—

Total derivative instruments	—	(140,286)	(143)	(140,429)	68,251	(72,178)

Total	¥—	¥(140,286)	¥(143)	¥(140,429)	¥68,251	¥(72,178)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts” are met.

The following table presents a reconciliation for the three months ended June 30, 2009 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 9)	Available-for-sale securities	Total
Balance at beginning of the period	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	4,263	200	—	4,463
Included in other comprehensive income (loss)	—	—	(859)	(859)
Purchases, issuances, and settlements, net	(12,706)	(660)	(92)	(13,458)
Foreign currency translation	(243)	(33)	(211)	(487)

Balance at end of the period	¥36,962	¥1,801	¥8,744	¥47,507

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥3,042	¥103	¥—	¥3,145
Included in other comprehensive income (loss)	—	—	(859)	(859)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income or other expenses in the consolidated statements of income.

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Retained interests in securitizations

The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved. In order to estimate cash flows, Honda utilizes various significant assumptions including market observable inputs such as forward interest rates, as well as internally developed inputs, such as prepayment speeds, delinquency levels and credit losses. Fair value measurement for retained interests in securitization is classified as Level 3.

Foreign exchange and interest rate instruments (see note 9)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off-balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Available-for-sale securities

The fair value of marketable securities is estimated using quoted market prices. Fair value measurement for marketable securities is classified as Level 1.

The fair value of money market funds classified as short-term investments are estimated based on market observable inputs such as the average of the net asset value price. Fair value measurement for its money market funds is classified as Level 2.

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. Since the ARS market had been illiquid as of June 30, 2009 and no readily observable prices exist, Honda measures the fair value of the ARS based on the discounted cash flows of the expected interest payments to maturity dates of the ARS and the insurance by qualified guarantee agencies, reinsurance and guarantees by the United States Government. Fair value measurement for auction rate securities is classified as Level 3.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda does not have financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the three months ended June 30, 2009 and the year ended March 31, 2009.

Honda also adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as of and for the three months ended June 30, 2009.

Honda has not elected the fair value option for the three months ended June 30, 2009 and the year ended March 31, 2009.

The estimated fair values of significant financial instruments at June 30, 2009 and March 31, 2009 are as follows (see note 9):

	Yen (millions)
	June 30, 2009		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥3,557,116	¥3,565,167	¥3,526,073	¥3,471,727
Available-for-sale securities	89,872	89,872	68,626	68,626
Held-to-maturity securities	3,112	3,200	3,234	3,320
Debt	(4,591,459)	(4,583,438)	(4,616,979)	(4,492,595)
Derivative instruments (b)
Asset position	¥69,010	¥69,010	¥57,739	¥57,739
Liability position	(49,140)	(49,140)	(72,178)	(72,178)

Net	¥19,870	¥19,870	¥(14,439)	¥(14,439)

(a)	The carrying amounts of finance subsidiaries-receivables at June 30, 2009 and March 31, 2009 in the table exclude ¥510,802 million and ¥641,721 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at June 30, 2009 and March 31, 2009 in the table also include ¥558,447 million and ¥595,482 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The derivative instruments are included in other assets and other current assets and/or liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	June 30, 2009	March 31, 2009
Other current assets	¥10,461	¥6,307
Other assets	58,549	51,432
Other current liabilities	(49,140)	(72,178)

	¥19,870	¥(14,439)

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see note 8) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties. Honda does not hold derivatives designated as hedging instruments for the three months ended June 30, 2009 and at June 30, 2009 and March 31, 2009.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at June 30, 2009 and March 31, 2009 are as follows:

	Yen (millions)
	June 30, 2009	March 31, 2009
Foreign currency forward exchange contracts	¥588,952	¥531,615
Foreign currency option contracts	112,919	76,099
Currency swap agreements	641,117	667,011

Foreign exchange instruments	¥1,342,988	¥1,274,725

Interest rate swap agreements	¥4,036,489	¥4,327,124

Interest rate instruments	¥4,036,489	¥4,327,124

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of derivative instruments at June 30, 2009 are as follows.

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥86,212	¥(11,998)	¥13,918	¥63,739	¥(3,443)
Interest rate instruments	35,571	(89,915)	(3,457)	(5,190)	(45,697)

Total	¥121,783	¥(101,913)	¥10,461	¥58,549	¥(49,140)

Netting adjustment	(52,773)	52,773

Net amount	¥69,010	¥(49,140)

The estimated fair values of derivative instruments at March 31, 2009 are as follows.

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥71,735	¥(25,880)	¥9,104	¥50,254	¥(13,503)
Interest rate instruments	54,255	(114,549)	(2,797)	1,178	(58,675)

Total	¥125,990	¥(140,429)	¥6,307	¥51,432	¥(72,178)

Netting adjustment	(68,251)	68,251

Net amount	¥57,739	¥(72,178)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of derivative instruments on the Company’s results of operations for the three months ended June 30, 2009 is as follow:

Yen (millions)
Derivatives not designated as hedging instruments
Foreign exchange instruments	¥23,893
Interest rate instruments	(11,590)

Total	¥12,303

The gains and losses are included in other income (expense) on a net basis with related items, such as foreign currency translation.

(10) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At June 30 and March 31, 2009, Honda has guaranteed ¥32,842 million and ¥33,691 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥32,842 million and ¥33,691 million, respectively, at June 30 and March 31, 2009. At June 30, 2009, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the three months ended June 30, 2009 and the year ended March 31, 2009 are as follows:

	Yen (millions)
	June 30, 2009	March 31, 2009
Balance at beginning of the period	¥233,979	¥293,760
Warranty claims paid during the period	(24,470)	(123,509)
Liabilities accrued for warranties issued during the period	17,301	79,576
Changes in liabilities for pre-existing warranties during the period	487	2,233
Foreign currency translation	2,778	(18,081)

Balance at end of the period	¥230,075	¥233,979

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 71 purported class actions in the United States. Honda records a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes an unfavorable outcome is not probable or when a reasonable estimate of the amount or range of loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 71 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For three months ended June 30, 2009

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 23, 2009
Type of shares	Common stock
Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	March 31, 2009
Effective date	June 24, 2009
Resource for dividend	Retained earnings

2.	Dividends payable for the three months ended June 30, 2009, effective after the period

Resolution	The board of directors meeting on July 29, 2009
Type of shares	Common stock
Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	June 30, 2009
Effective date	August 24, 2009
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements. (see note 1 (c) 2)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the three months ended June 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥393,048	¥2,228,013	¥145,805	¥100,355	¥2,867,221	—	¥2,867,221
Intersegment	—	—	3,719	6,486	10,205	(10,205)	—

Total	¥393,048	¥2,228,013	¥149,524	¥106,841	¥2,877,426	¥(10,205)	¥2,867,221

Segment income (loss)	¥31,153	¥150,341	¥28,773	¥209	¥210,476	—	¥210,476

Assets	¥1,190,452	¥5,881,184	¥6,472,006	¥317,344	¥13,860,986	¥(620,599)	¥13,240,387
Depreciation and amortization	¥12,375	¥84,768	¥39,955	¥3,350	¥140,448	—	¥140,448
Capital expenditures	¥22,961	¥124,140	¥217,872	¥3,197	¥368,170	—	¥368,170

As of and for the three months ended June 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥256,366	¥1,523,429	¥155,903	¥66,514	¥2,002,212	—	¥2,002,212
Intersegment	—	—	3,367	6,714	10,081	(10,081)	—

Total	¥256,366	¥1,523,429	¥159,270	¥73,228	¥2,012,293	¥(10,081)	¥2,002,212

Segment income (loss)	¥5,643	¥(21,376)	¥46,846	¥(5,949)	¥25,164	—	¥25,164

Assets	¥1,041,238	¥5,094,396	¥5,704,501	¥295,929	¥12,136,064	¥(369,317)	¥11,766,747
Depreciation and amortization	¥11,567	¥84,876	¥60,692	¥3,310	¥160,445	—	¥160,445
Capital expenditures	¥11,581	¥75,617	¥159,054	¥15,833	¥262,085	—	¥262,085

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, net income attributable to noncontrolling interests, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥327,583 million as of June 30, 2008 and ¥304,142 million as of June 30, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥39,728 million for the three months ended June 30, 2008 and ¥59,738 million for the three months ended June 30, 2009, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial Services Business includes ¥217,671 million for the three months ended June 30, 2008 and ¥158,517 million for the three months ended June 30, 2009 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥465,279	¥1,435,035	¥332,731	¥360,481	¥273,695	¥2,867,221	—	¥2,867,221
Transfers between geographic areas	684,323	58,143	31,807	75,762	20,099	870,134	(870,134)	—

Total	¥1,149,602	¥1,493,178	¥364,538	¥436,243	¥293,794	¥3,737,355	¥(870,134)	¥2,867,221

Operating income (loss)	¥37,910	¥94,583	¥11,293	¥37,462	¥36,307	¥217,555	¥(7,079)	¥210,476

Assets	¥3,104,187	¥7,491,284	¥994,795	¥1,139,981	¥584,657	¥13,314,904	¥(74,517)	¥13,240,387
Long-lived assets	¥1,082,792	¥1,872,357	¥173,941	¥259,924	¥125,495	¥3,514,509	—	¥3,514,509
As of and for the three months ended June 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥405,470	¥935,891	¥207,929	¥283,666	¥169,256	¥2,002,212	—	¥2,002,212
Transfers between geographic areas	331,094	39,901	10,264	37,731	6,186	425,176	(425,176)	—

Total	¥736,564	¥975,792	¥218,193	¥321,397	¥175,442	¥2,427,388	¥(425,176)	¥2,002,212

Operating income (loss)	¥(4,672)	¥7,183	¥1,757	¥20,351	¥(479)	¥24,140	¥1,024	¥25,164

Assets	¥3,055,213	¥6,413,214	¥734,516	¥1,019,962	¥498,615	¥11,721,520	¥45,227	¥11,766,747
Long-lived assets	¥1,156,684	¥1,928,723	¥120,517	¥261,981	¥136,297	¥3,604,202	—	¥3,604,202

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, net income attributable to noncontrolling interests, and equity in income of affiliates.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥327,583 million as of June 30, 2008 and ¥304,142 million as of June 30, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Overseas sales and revenues based on the location of the customer

For the three months ended June 30, 2008

Yen (millions)
June 30, 2008
North America	¥1,428,063
Europe	330,123
Asia	436,531
Other regions	320,841

For the three months ended June 30, 2009

Yen (millions)
June 30, 2009
North America	¥933,112
Europe	206,913
Asia	345,162
Other regions	184,743

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(13) Per Share Data

(a)	Honda Motor Co., Ltd. shareholders’ equity per share

	Yen
	June 30, 2009	March 31, 2009
Honda Motor Co., Ltd. shareholders’ equity per share	¥2,237.83	¥2,208.35

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Net income attributable to Honda Motor Co., Ltd. per common share (see note 1(c)2)

Net income attributable to Honda Motor Co., Ltd. per common share for the three months ended June 30, 2008 and 2009 are as follows:

	Yen
	June 30, 2008	June 30, 2009
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥95.56	¥4.17

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

* The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	June 30, 2008	June 30, 2009
Net income attributable to Honda Motor Co., Ltd.	¥173,397	¥7,560
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥173,397	¥7,560
Weighted average number of common shares	1,814,538,902 shares	1,814,607,899 shares

(14) Subsequent Events

No relevant information.

The Company has evaluated subsequent events through the date of the filing of the original document for this Form 6-K.